Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated May 23, 2017
Relating to Preliminary Prospectus dated May 11, 2017
Registration Statement No. 333-217539

SMART Global Holdings, Inc.

5,300,000 Ordinary Shares

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 11, 2017 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-217539) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1616533/000119312517178802/d319670ds1a.htm. References to “SMART Global Holdings” or the “Company,” “Registrant,” “we,” “our,” “ours,” “us” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 to the Registration Statement and supplements and updates information contained in the Preliminary Prospectus.

The disclosure set forth on the cover page of the Preliminary Prospectus has been supplemented with the following paragraph:

Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price and on the same terms as the other purchasers in this offering, except as affiliates they will pay no underwriting spread in this offering. We would receive the full amount of the gross proceeds from any such additional investment, and any shares purchased by these investors would be subject to a 180 day lockup agreement with the underwriters. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase a different amount of shares than described above or not to purchase any shares in this offering. In addition, we could determine to sell a different amount of shares to these investors than described above or not to sell any shares to these investors.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—The Offering” has been supplemented with the following paragraph:

Indications of Interest

Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price and on the same terms as the other purchasers in this offering, except as affiliates they will pay no underwriting spread in this offering. We would receive the full amount of the gross proceeds from any such additional investment, and any shares purchased by these investors would be subject to a 180 day lockup agreement with the underwriters. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase a different amount of shares than described above or not to purchase any shares in this offering. In addition, we could determine to sell a different amount of shares to these investors than described above or not to sell any shares to these investors.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Relating to Our Ordinary Shares and the Offering—Control by our principal shareholders could adversely affect our other shareholders.” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Relating to Our Ordinary Shares and the Offering— There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity.” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Principal Shareholders” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Certain Relationships and Related Party Transactions” has been supplemented with the following paragraph:

Participation in this Offering

Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price and on the same terms as the other purchasers in this offering, except as affiliates they will pay no underwriting spread in this offering. We would receive the full amount of the gross proceeds from any such additional investment, and any shares purchased by these investors would be subject to a 180 day lockup agreement with the underwriters. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase a different amount of shares than described above or not to purchase any shares in this offering. In addition, we could determine to sell a different amount of shares to these investors than described above or not to sell any shares to these investors.

The disclosure set forth in the Preliminary Prospectus under “Underwriting (Conflict of Interest)” has been supplemented with the following paragraph:

Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally, except as affiliates they will pay no underwriting spread in this offering, and not pursuant to any pre-existing contractual rights or obligations. We would receive the full amount of the gross proceeds from any purchase of these shares, and any shares purchased by these investors would be subject to a 180 day lockup agreement with the underwriters. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase a different amount of shares than described above or not to purchase any shares in this offering. In addition, we could determine to sell a different number of shares to these investors than described above or not to sell any shares to these investors. Whether or not these investors purchase any or all of the shares for which they indicated an interest in purchasing will not affect the underwriters’ commitment to purchase the common shares offered by us if the underwriters purchase any shares.

Exhibit A

Control by our principal shareholders could adversely affect our other shareholders.

Prior to the completion of this offering, a substantial portion of our outstanding ordinary shares will be owned by investment funds affiliated with Silver Lake. Immediately following the completion of this offering, Silver Lake will own 62% of our outstanding ordinary shares, or 59% if the underwriters exercise their overallotment option to purchase additional shares in full. In addition, Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price and on the same terms as the other purchasers in this offering, except as affiliates they will pay no underwriting spread in this offering. If such investment were made, immediately following this offering Silver Lake would own 70% of our outstanding ordinary shares, or 68% if the underwriters exercise their overallotment option to purchase additional shares in full. In addition, pursuant to the terms of the Sponsor Shareholder Agreement we will enter into in connection with this offering, Silver Lake will have the right to nominate members of our board of directors as described in “Management—Board of Directors.” The Sponsor Shareholder Agreement will further provide that, for so long as Silver Lake collectively owns ordinary shares in an amount equal to or greater than 25% of our ordinary shares outstanding immediately following this offering, in addition to the approval of our board of directors, the approval of Silver Lake will be required for certain corporate actions such as change in control transactions, acquisitions with a value in excess of $5 million and any material change in the nature of the business conducted by us or our subsidiaries. See “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement.” As a result, based on Silver Lake’s ownership of our ordinary shares and the rights in the Sponsor Shareholder Agreement, Silver Lake will have the ability to elect the members of our board of directors, and thereby to control our management and affairs. Silver Lake will have a continuing ability to control our board of directors and will continue to have significant influence over our affairs for the foreseeable future. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of control could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares. Furthermore, Silver Lake may have interests that are different from, or opposed to, the interests of the public shareholders.

Exhibit B

There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on NASDAQ or otherwise, or how liquid that market might become. Furthermore, liquidity will be reduced from the levels that might otherwise have prevailed to the extent that affiliates of our principal shareholders purchase shares in the offering. See “Underwriting (Conflict of Interest)”. Consequently, you may not be able to sell our ordinary shares when desired at prices equal to or greater than the price paid by you in this offering or in the secondary market, or at all.

Exhibit C

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the pro forma net tangible book value per share of ordinary shares immediately upon completion of this offering.

At February 24, 2017, we had a negative net tangible book value of $36.5 million, corresponding to a negative net tangible book value of $2.63 per share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by 13,870,322, the total number of our shares outstanding at February 24, 2017.

After giving effect to the sale by us of the 5,300,000 ordinary shares offered by us in the offering, and assuming an initial public offering price of $14.00 per ordinary share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus) and the net exercise of the First Tranche Warrants, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at February 24, 2017 would have been approximately $30.2 million, representing $1.46 per share. This represents an immediate increase in net tangible book value of $4.09 per share to existing shareholders and an immediate dilution in net tangible book value of $12.54 per share to new investors purchasing ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price per share		$14.00
Net tangible book value per share at February 24, 2017	$(2.63)
Increase in net tangible book value per share attributable to new investors	4.09

Pro forma net tangible book value per share after the offering		1.46

Dilution per share to new investors		$12.54

A $1.00 increase or decrease in the offering price per ordinary share, respectively, would increase or decrease the pro forma net tangible book value after this offering by $0.24 per share and the dilution to investors in the offering by $13.31 per share. Similarly, an increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us would increase or decrease the pro forma net tangible book value by $0.53 per share or ($0.59) per share, assuming the public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their overallotment option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to this offering would be $1.88 per share, and the dilution in net tangible book value per share to investors in this offering would be $12.12 per share.

The following table summarizes, on a pro forma basis as of February 24, 2017, the difference between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed public offering price of $14.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	15,408,177	74%	$109,501,000	60%	$7.11
New public investors	5,300,000	26	74,200,000	40	14.00

Total	20,708,177	100.0%	$183,701,000	100.0%

(1)	Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million of our ordinary shares (which would result in the acquisition of an aggregate of 1,785,714 ordinary shares, assuming an initial public offering price of $14.00, which is the midpoint of the estimated public offering range set forth above) as part of this offering at the initial public offering price and on the same terms as the other purchasers in this offering, except as affiliates they will pay no underwriting spread in this offering. The presentation in this table regarding ownership by existing shareholders does not give effect to any purchases in this offering by such investors. See the footnotes to the beneficial ownership table in “Principal Shareholders” for more details.

Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all shareholders by approximately $4.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ overallotment option to purchase additional shares. If the underwriters exercise their overallotment option to purchase 795,000 additional shares in full, our existing shareholders would own 72% and our new investors would own 28% of the total number of our ordinary shares outstanding upon the completion of this offering.

To the extent that any outstanding options are exercised, investors will experience further dilution.

The number of our ordinary shares that will be outstanding after this offering is based on 15,408,177 ordinary shares outstanding as of February 24, 2017 (including 1,537,855 ordinary shares, assuming the net exercises of the First Tranche Warrants, which will be deemed net exercised upon the completion of this offering, if not previously exercised) and, as of that date:

•	excludes 1,474,807 ordinary shares subject to outstanding options with a weighted-average exercise price of $10.74 per share;

•	excludes 493,316 ordinary shares subject to outstanding RSUs;

•	excludes 8,099,219 ordinary shares reserved for future issuance under the SGH Plan; and

•	excludes 1,926,428 ordinary shares subject to the Second Tranche Warrants, which only become exercisable if there are balances outstanding under our existing term loans on November 5, 2017.

Exhibit D

Principal Shareholders

Each of our ordinary shares entitles its holder to one vote. The following table presents the beneficial ownership of our shares as of April 30, 2017 for:

•	each of our named executive officers;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of April 30, 2017 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 14,013,069 ordinary shares outstanding on April 30, 2017.

Silver Lake Partners III Cayman (AIV III), L.P. and Silver Lake Sumeru Fund Cayman, L.P. as well as each of their co-investment vehicles, which are collectively our principal shareholders and are each affiliates of certain of our directors, have indicated an interest in purchasing from us up to an aggregate of $25 million as part of this offering at the initial public offering price and on the same terms as the other purchasers in this offering, except as affiliates they will pay no underwriting spread in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these investors may determine to purchase a different amount of shares than described above or not to purchase any shares in this offering. In addition, we could determine to sell a different amount of shares to these investors than described above or not to sell any shares to these investors. The figures in the table below reflect the purchase of the shares in this offering (based on the assumed initial public offering price of $14.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) by these potential investors in the amounts they have indicated an interest in purchasing.

We have based our calculation of the percentage of beneficial ownership after the offering on ordinary shares outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned
			Before the Offering	After the Offering
5% Shareholders:
Entities affiliated with Silver Lake Partners(2)	8,504,504		60.7%	46.5%
Entities affiliated with Silver Lake Sumeru(3)	4,252,251		30.3%	23.2%

Directors and Named Executive Officers:
Iain MacKenzie(4)	514,060		3.6%	2.4%
Jack Pacheco(5)	79,517	*
Alan Marten(6)	223,272		1.6%	1.1%
Ajay Shah(3)(7)	244,603		1.7%	1.2%
James Davidson(2)(3)	—		—
Kenneth Hao(2)	—		—
Paul Mercadante(3)	—		—
Sandeep Nayyar(8)	2,989	*
Mukesh Patel(9)	159,001		1.1%
Jason White(10)	—		—
All directors and executive officers as a group (12 persons)(11)	1,367,185		9.5%	6.4%

*	Represents beneficial ownership of less than 1%
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Consists of (i) 8,458,920 shares held of record by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), the general partner of which is Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), and (ii) 45,584 shares held of record by Silver Lake Technology Investors III Cayman, L.P. (together with SLP III Cayman and SLTA III Cayman, the “SLP III Cayman Entities”), the general partner of which is SLTA III Cayman. Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”) is the general partner of SLTA III Cayman. The number of shares beneficially owned after this offering assumes that the SLP III Cayman and Silver Lake Technology Investors III Cayman, L.P. have purchased $16.6 million and $0.1 million in shares, respectively, or 1,184,095 shares and 6,381 shares (based on the assumed initial public offering price of $14.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), respectively. As such, SL III Offshore Ltd may be deemed to have beneficial ownership of the securities over which any of the SLP III Cayman Entities has voting or dispositive power. SL III Offshore Ltd is controlled by a board of eight directors that acts by majority approval and possesses sole voting and dispositive power with respect to the shares held by the SLP III Cayman Entities. The individual members of such board are Messrs. Jim Davidson, Ken Hao, Michael Bingle, Greg Mondre, Egon Durban, Joe Osnoss and Andrew Wagner, and Ms. Karen King. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(3)	Consists of (i) 4,201,097 shares held of record by Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), the general partner of which is Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), the general partner of which is SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and (ii) 51,154 shares held of record by Silver Lake Technology Investors Sumeru Cayman, L.P. (together with SLS Cayman, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “SLS Cayman Entities”), the general partner of which is SLTA Sumeru Cayman. Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd”) is the general partner of SLTA Sumeru GP Cayman. The number of shares beneficially owned after this offering assumes that the SLS Cayman and Silver Lake Technology Investors Sumeru Cayman, L.P. have purchased $8.2 million and $0.1 million in shares, respectively, or 588,077 shares and 7,161 shares (based on the assumed initial public offering price of $14.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), respectively. As such, SL Sumeru Offshore Ltd may be deemed to have beneficial ownership of the securities over which any of the SLS Cayman Entities has voting or dispositive power. SL Sumeru Offshore Ltd. is controlled by a board of nine directors that acts by majority approval and possesses sole voting and dispositive power with respect to the shares held by the SLS Cayman Entities. The individual members of such board are: Messrs. Ajay Shah, Jim Davidson, Paul Mercadante, Kyle Ryland, John Brennan, Egon Durban and Andrew Wagner and Mses. Hollie Moore-Haynes and Karen King. The address for each of the entities referenced above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)	Consists of (i) 383,326 shares of record held by Mr. MacKenzie and (ii) 130,734 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of April 30, 2017.
(5)	Consists of 79,517 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of April 30, 2017.
(6)	Consists of (i) 112,666 shares of record held by Mr. Marten and (ii) 110,606 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of April 30, 2017.
(7)	Consists of (i) 93,878 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 1, for which Mr. Shah serves as a trustee; (ii) 10,561 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 3, for which Mr. Shah serves as a trustee; (iii) 116,749 shares of record held by The Ajay B. Shah and Lata K. Shah 1996 Trust (U/A/D 5/28/1996), for which Mr. Shah serves as a trustee; (iv) 18,118 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 4, for which Mr. Shah serves as a trustee; and (v) 5,297 shares held of record by Mr. Shah. The address for Mr. Shah is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(8)	The address for Mr. Nayyar is c/o Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, CA 95138.
(9)	Consists of (i) 94,762 shares held of record by Patel Family Partners L.P.—Fund No. 2, for which Mr. Patel serves as a trustee; (ii) 54,705 shares held of record by The Patel Revocable Trust (U/A/D 6/6/2002), for which Mr. Patel serves as a trustee; and (iii) 9,534 shares held of record by Mr. Patel.
(10)	The address for Mr. White is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(11)	Includes 375,419 shares issuable pursuant to outstanding share options which are currently exercisable or exercisable within 60 days of April 30, 2017.

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which has not yet been declared effective by the SEC. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request a copy of the preliminary prospectus from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847, or by email at Barclaysprospectus@broadridge.com; or from Deutsche Bank Securities, Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, by telephone: 800-503-4611, or by email at prospectus.CPDG@db.com; or from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by email at Prospectus_Department@Jefferies.com or by phone at 877-821-7388; or from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com.